UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

From Inception to December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from (not applicable)

Commission file number: 001-33816

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nuverra 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nuverra Environmental Solutions, Inc.

14624 N. Scottsdale Road, Suite 300

Scottsdale, AZ 85254

REQUIRED INFORMATION

The Nuverra 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan from inception to December 31, 2013, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Exhibit 99.1 and incorporated herein by this reference.

The following exhibits are filed with this report:

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

99.1	Nuverra 401(k) Plan Financial Statements and Schedules From Inception to December 31, 2013

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NUVERRA ENVIRONMENTAL SOLUTIONS 401(k) PLAN
Date: June 30, 2014

	By	/s/ Dan Pon
Dan Pon
Vice President of Human Resources, on behalf of the Plan Administrator